UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUNDBITE COMMUNICATIONS, INC.

(Name of Subject Company)

SONAR MERGER SUB INC.,

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James M. Rene

Chief Legal Officer

Genesys

2001 Junipero Serra Blvd.

Daly City, California 94014

(650) 466-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert Schwenkel, Esq.

Brian Mangino, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,849,536.24	$12,664.68

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by adding the sum of (i) 16,552,544 outstanding shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; (ii) 321,102 restricted stock units of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; and (iii) 3,212,616 shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, multiplied by an amount equal to $5.00 minus the weighted average exercise price for such options of $2.36 per share. The calculation of the filing fee is based on information provided by SoundBite Communications, Inc. as of June 1, 2013, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Sonar Merger Sub Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation, (“Genesys”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (each a “Share” and collectively, the “Shares”), of SoundBite Communications, Inc., a Delaware corporation (“SoundBite”), at a purchase price of $5.00 per Share, net to the seller in cash without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Offeror and Genesys.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is SoundBite Communications, Inc., a Delaware corporation. SoundBite’s principal executive offices are located at 22 Crosby Drive, Bedford, Massachusetts 01730, and its telephone number is (781) 897-2500. The information set forth in Section 8 “Certain Information Concerning SoundBite” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of SoundBite. Based on information provided by SoundBite, as of June 1, 2013 there were 16,552,544 shares of common stock, par value $0.001 per share, of SoundBite issued and outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on the NASDAQ Global Market under the symbol “SDBT.” The information set forth in Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Genesys and Offeror,” Schedule I “Information Relating to Offeror and Genesys” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” “Frequently Asked Questions,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedure for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Material U.S. Federal Income Tax Considerations,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for SoundBite; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Section 15 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Genesys nor Offeror nor, to the best knowledge of Genesys and Offeror, any of the persons listed in Schedule I “Information Relating to Offeror and Genesys” of the Offer to Purchase has entered into any transaction with SoundBite or any of SoundBite’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither Genesys nor Offeror nor, to the best knowledge of Genesys and Offeror, any of the persons listed in Schedule I “Information Relating to Offeror and Genesys” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of SoundBite that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 9 “Certain Information Concerning Genesys and Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for SoundBite; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The information set forth in Section 6 “Price Range of Shares; Dividends,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for SoundBite; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Genesys and Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for SoundBite; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Schedule I “Information Relating to Offeror and Genesys” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Genesys, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) SoundBite or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 15 “Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

[Remaining of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2013	SONAR MERGER SUB INC.

	By:	/s/ James Budge
		Name:	James Budge
		Title:	Chief Financial Officer

Dated: June 4, 2013	GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

	By:	/s/ James Budge

		Name:	James Budge
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated June 4, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on June 4, 2013.

(a)(5)(A)	Joint Press Release, dated May 20, 2013, issued by Genesys and SoundBite (incorporated by reference to the Schedule TO-C filed by Genesys and Offeror with the SEC on May 20, 2013).

(a)(5)(B)	Press Release, dated June 4, 2013, issued by Genesys.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 20, 2013, by and among Genesys, Offeror and SoundBite (incorporated by reference to Exhibit 2.1 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(2)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Commonwealth Capital Ventures III, L.P. (incorporated by reference to Exhibit 2.2 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(3)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and CCV III Associates L.P. (incorporated by reference to Exhibit 2.3 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(4)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-A, L.P. (incorporated by reference to Exhibit 2.4 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(5)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-B, L.P. (incorporated by reference to Exhibit 2.5 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(6)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and James A. Milton. (incorporated by reference to Exhibit 2.6 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(7)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Timothy R. Segall. (incorporated by reference to Exhibit 2.7 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).

(d)(8)	Confidentiality Agreement, dated February 27, 2013, between SoundBite and Greeneden U.S. Holdings II, LLC.

(g)	Not applicable.

(h)	Not applicable.